UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

WOWO LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98212L 101(1)

(CUSIP Number)

Ms. Xiaoxia Zhu
Flat B4, 6/Floor, Block B
Hankow Centre, 4A Ashley Road
Tsim Sha Tsui, Hong Kong
Telephone: +852 2152 0860

With a copy to:

Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Telephone: +852 3740 4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 18 ordinary shares of the Issuer

CUSIP No. 98212L 101	Page 2 of 10 Pages

1.	Names of Reporting Persons Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (浙江向阳渔港集团股份有限公司)
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 158,219,624
	8.	Shared Voting Power
	9.	Sole Dispositive Power 158,219,624
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,219,624
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 10.7%(2)
14.	Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 1,476,208,670 Ordinary Shares, as reported in the Issuer’s financial results for the second quarter fiscal year 2016 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 22, 2016

CUSIP No. 98212L 101	Page 3 of 10 Pages

1.	Names of Reporting Persons Markland (Hong Kong) Investment Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 87,265,461
	8.	Shared Voting Power
	9.	Sole Dispositive Power 87,265,461
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,265,461
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 5.9%(2)
14.	Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 1,476,208,670 Ordinary Shares, as reported in the Issuer’s financial results for the second quarter fiscal year 2016 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 22, 2016

CUSIP No. 98212L 101	Page 4 of 10 Pages

1.	Names of Reporting Persons Xiaoxia Zhu
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 245,485,085
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 245,485,085
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 245,485,085
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 16.6%(2)
14.	Type of Reporting Person IN

(2) Calculated based on the number in Row 11 above divided by 1,476,208,670 Ordinary Shares, as reported in the Issuer’s financial results for the second quarter fiscal year 2016 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 22, 2016

CUSIP No. 98212L 101	Page 5 of 10 Pages

Item 2.	Identity and Background

Item 2(f) is hereby amended and restated as follows:

(f)	see Item 2(a).

Ms. Zhu holds a 50% equity interest in Shanghai Zhongmin Investment Management Company (“SZIM”), the general partner of Shanghai Zhong Ju Investment Management Center (“Zhong Ju”). Zhong Ju beneficially owns 111,213,418 Ordinary Shares of the Issuer which it received in connection with the transaction described in Item 4 below. SZIM has irrevocably appointed Mr.Feng Pan (“Mr. Pan”) to act on behalf of it on all matters relating to Zhong Ju, and SZIM has irrevocably waived the right to replace Mr. Pan. If Mr. Pan is incapable of acting as such due to health reasons, resigns or dies, Ms. Huimin Wang (“Ms. Wang”) (the owner of the other 50% equity interest in SZIM) is designated to appoint another person with the same power as Mr. Pan to act on behalf of SZIM in Zhong Ju (it being agreed that such person cannot be Ms. Wang). Ms. Zhu disclaims beneficial ownership of all shares owned by Zhong Ju.

The Reporting Persons may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Act, with Extensive Power Limited (“Extensive”), a company incorporated under the laws of Hong Kong, and Ms. Huimin Wang (“Ms. Wang”), a director of the Issuer and a citizen of the People’s Republic of China, New Field Worldwide Ltd, a company incorporated and existing under the laws of British Virgin Islands (“New Field”), Estate Spring Limited, a company incorporated and existing under the laws of Cayman Islands (“Estate Spring”);Link Crossing Limited, a company incorporated and existing under the laws of British Virgin Islands (“Link”), Blue Ivy Holdings Limited, Link Crossing Limited , a company incorporated and existing under the laws of British Virgin Islands (“Blue Ivy”, and together with New Field, Estate Spring and Link, “Mr. Xu’s Entities”); and Mr. Maodong Xu (“Mr. Xu”), the co-chairperson of the Issuer and a citizen of the People’s Republic of China.

Consequently, The Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by such other members of the group. Although the Reporting Persons do not affirm that such a “group” has been formed, to the extent that such a group exists, this Schedule 13D shall constitute an individual filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Act. Ms. Wang together with Extensive and Mr. Xu together with Mr. Xu’s Entities separately filed a Schedule 13D on June 19, 2015 and September 21, 2015, respectively, pursuant to Rule 13d-1(k)(2) of the Act.

The Reporting Persons entered into a Joint Filing Agreement on June 17, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3	Source and Amount of Funds or Other Consideration

The Consideration for Sunward and Markland’s acquisition of Ordinary Shares in June 2015 was Sunward and Markland’s equity interests in Join Me Group (HK) Investment Company Limited, a company incorporated in Hong Kong with limited liability ("JMU").

Item 4	Purpose of Transaction

The item 4 is hereby amended and restated as follows

The information set forth in Items 5 and 6 is hereby incorporated by reference in its entirety in this Item 4.

CUSIP No. 98212L 101	Page 6 of 10 Pages

Share Purchase Agreement in 2015

Sunward, Zhong Ju, Junhe Investment Pte. Ltd., Extensive, Global Oriental Development Limited, Asia Global Develop Limited, Markland, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu (collectively, the "JMU Sellers"), the Issuer, and New Admiral Limited, a wholly owned subsidiary of the Issuer, which is a company with limited liability incorporated under the laws of the Cayman Islands ("New Admiral"), entered into a Share Purchase Agreement on June 5, 2015 (the "2015 SPA"), a copy of which is attached hereto as Exhibit 99.2.

Pursuant to the 2015 SPA, the Issuer issued and sold to the JMU Sellers a total of 741,422,780 Ordinary Shares on June 8, 2015, in exchange for which the JMU Sellers transferred all issued and outstanding shares of JMU owned by the JMU Sellers to New Admiral. Following the closing of transaction contemplated under the 2015 SPA, JMU has become a wholly owned subsidiary of New Admiral. The description of the 2015 SPA contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Sunward and Markland acquired 158,219,624 Ordinary Shares and 110,990,992 Ordinary Shares, respectively, on June 8, 2015 (the “2015 Closing Date”) pursuant to the 2015 SPA. The Reporting Persons acquired the Ordinary Shares for investment purposes.

In accordance with 2015 SPA, immediately upon the occurrence of the closing, the board of directors of the Issuer shall include two new directors nominated by Ms. Zhu.

Voting Agreement

On June 5, 2015, contemporaneously with the execution of the 2015 SPA, Ms. Wang, Mr. Xu and Ms.Zhu (Ms. Wang, Mr. Xu and Ms.Zhu collectively, the "Key Shareholders") entered into a voting agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, Ms. Zhu, Ms. Wang and Mr. Xu, respectively, shall be entitled to designate up to two, two and three individuals for the appointment and election of the directors of the Issuer and the Key Shareholders shall be entitled to jointly designate up to three individuals, provided that the Key Shareholders and their controlled affiliates continue to beneficially own the relevant numbers of shares as required thereunder. Each Key Shareholder undertakes, and shall cause his/her controlled affiliate to, vote or execute consents with respect to all Ordinary Shares of the Issuer held or beneficially owned by such Key Shareholder or his/her controlled affiliate, and take all other necessary or desirable action to cause designated individuals to be elected to the board of the Issuer and prevent the removal of designated directors. A copy of the Voting Agreement is attached hereto as Exhibit 99.3. The description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 99.3, which is incorporated herein by reference.

Share Purchase Agreement in 2016

Markland entered two Share Purchase Agreements on September 28, 2016 (collectively, the “2016 SPAs”) with Junhe Investment Pte. Ltd. and Mr. Wang Liqun, respectively, the copies of which are attached hereto as Exhibit 99.6 and Exhibit 99.7. The description of the 2016 SPAs contained herein is qualified in its entirety by reference to Exhibit 99.6 and Exhibit 99.7, which is incorporated herein by reference.

Pursuant to the 2016 SPAs, Markland sold 12,604,188 Ordinary Shares to Junhe Investment Pte. Ltd. and 11,121,343 Ordinary Shares to Mr. Wang Liqun on November 7, 2016 (the “2016 Closing Date”).

Although the Reporting Persons have no present intention to acquire securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP No. 98212L 101	Page 7 of 10 Pages

Except as set forth in this Statement or in the transaction documents described herein, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	A sale or transfer of a material amount of assets of the Issuer;

(d)	Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5	Interest in Securities of the Issuer

The Item 5 is hereby amended and restated as follows:

The responses to Item 2, 4 and 6, and rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in their entirety in this Item 5.

(a) - (b)	The aggregate number of the Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by each Reporting Person are set forth below. References to percentage ownerships of the Ordinary Shares in this Statement are based on 1,476,208,670 Ordinary Shares, as reported in the Issuer’s financial results for the second quarter fiscal year 2016 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 22, 2016.

CUSIP No. 98212L 101	Page 8 of 10 Pages

Sunward. Pursuant to the 2015 SPA, on the 2015 Closing Date, Sunward acquired and became the beneficial owner of 158,219,624 Ordinary Shares.

Markland. Pursuant to the 2015 SPA, on the 2015 Closing Date, Markland acquired and became the beneficial owner of 110,990,992 Ordinary Shares, and subsequently it disposed 23,725,531 Ordinary Shares on the 2016 Closing Date pursuant to the 2016 SPAs. As a result, Markland beneficially owned 87,265,461 Ordinary Shares as of the 2016 Closing Date.

Ms. Zhu. Ms. Zhu is the chairperson and holds 65.3% of outstanding shares of Sunward. In addition, Ms. Zhu is the sole director and holds 87.3% of outstanding shares of Markland. As a result, Ms. Zhu may be deemed have beneficial ownership over the Ordinary Shares owned by both Sunward and Markland.

Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

Other than as set forth herein, to the knowledge of each of the Reporting Persons, no Ordinary Shares are beneficially owned by any of the persons identified in Item 2 of this Statement.

(c)	Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 99.1*	Joint Filing Agreement
Exhibit 99.2:*	Share Purchase Agreement, dated as of June 5, 2015, by and among Wowo Limited, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (浙江向阳渔港集团股份有限公司), Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center (上海众钜投资管理中心（有限合伙）), Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu
Exhibit 99.3*:	Voting Agreement, dated as of June 5, 2015, by and among Xiaoxia Zhu, Huimin Wang and Maodong Xu
Exhibit 99.4:*	Registration Rights Agreement, dated as of June 8, 2015, by and among Wowo Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (浙江向阳渔港集团股份有限公司), Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center (上海众钜投资管理中心（有限合伙）), Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu
Exhibit 99.5:*	Lock-Up Agreement, dated as of June 8, 2015, by and between Wowo Limited and Xiaoxia Zhu.
Exhibit 99.6	Share Purchase Agreement, dated as of September 28, 2016, by and among Junhe Investment Pte. Ltd., Xiaoxia Zhu and Markland (Hong Kong) Investment Limited.
Exhibit 99.7	Share Purchase Agreement, dated as of September 28, 2016, by and between Wang Liqun and Markland (Hong Kong) Investment Limited.

*Previously filed

CUSIP No. 98212L 101	Page 9 of 10 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The business address for each director and executive officer of Sunward is 236 Caihong Nan Road, Ningbo City, Zhejiang Province, People’s Republic of China, and the business address for each director and executive officer of Markland is Room 802, 8/F, Shui On Centre, 6-8 Harbour Rd, Wan Chai, Hong Kong. The name, present principal occupation and citizenship of each director and executive officer of the Reporting Persons are set forth below:

Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.

Name and Position	Present Principal Occupation	Citizenship
Ms. Xiaoxia Zhu - Chairperson	Chairperson of Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. and Co-chairperson and Chief Executive Officer of Wowo Limited.	People’s Republic of China
Mr. Zhen Hu – Director	Director of Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., and General Manager of Hong Kong Area of Xiao Nan Guo Restaurants Holdings Limited.	People’s Republic of China
Ms. Dongsheng Xu - Director	Director and General Manager of Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.	People’s Republic of China
Ms. Liyun Cao - Director	Director of Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. and Director and Vice President of Wowo Limited.	People’s Republic of China
Mr. Yong Qian - Director	Director and Vice General Manager of Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.	People’s Republic of China

Markland (Hong Kong) Investment Limited

Name and Position	Present Principal Occupation	Citizenship
Ms. Xiaoxia Zhu - Director	Chairperson of Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. and Co-chairperson and Chief Executive Officer of Wowo Limited.	People’s Republic of China

CUSIP No. 98212L 101	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2016

Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.

By:	/s/ Xiaoxia Zhu
Name:	Xiaoxia Zhu
Title:	Chairwoman

Markland (Hong Kong) Investment Limited

By:	/s/ Xiaoxia Zhu
Name:	Xiaoxia Zhu
Title:	Director

Xiaoxia Zhu

By:	/s/ Xiaoxia Zhu
Name:	Xiaoxia Zhu